NWT Uranium Corp.
70 York Street
Suite 1102
Toronto, Ontario M5J 1S9
Canada.

Tel: (416) 504-3978

March 2, 2010

Mr. Mark C. Shannon, Esq.
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

NWT Uranium Corp.
File No. 000-50822

Dear Mr. Shannon:

     We are transmitting Amendment No. l to NWT Uranium Corp.’s (the “Company”) Annual Report on Form 20-F, for the year ended December 31, 2008 (“Form 20-F”). In addition to responding to comments to the Staff’s September 25, 2009 comment letter (“Comment Letter”), the Company has updated the Form 20-F to include disclosure of the material events that occurred subsequent to the filing of the Form 20-F with the Securities and Exchange Commission on July 17, 2009: (i) the termination of the Company’s options on the North Rae and Daniel Lake uranium prospects in Quebec, (ii) the Company’s failure to incur the required exploration expenditures on the Picachos Property in Mexico, (iii) the Company’s investment in NWM Mining Corp., a company with exploration properties in Mexico, and (iv) the granting of the right to conduct preliminary survey and exploration work on the Quang Tri Copper Project in Vietnam. Currently, the Company is preparing its Annual Report on Form 20-F for the year ended December 31, 2009 in which it will update to a more recent date the remainder of the information in the annual report.

     The Company’s responses to the Comment Letter are as follows:

     Comment No. 1 – The Selected Financial Data table has been updated to present the net income or net loss for the periods presented. Page 8.

     Comment No. 2 - Item 15 has been amended to provide management’s evaluation of its disclosure controls and procedures. Page 73.

Securities and Exchange Commission	March 2, 2010
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     Comment No. 3 – The disclosure has been revised to state that there have been no changes in the Company’s internal controls over financial reporting that would have to be disclosed. Page 74.

     Comment No. 4 – The disclosure has been revised to include (i) a statement of management’s responsibility for establishing and maintaining adequate financial controls over financial reporting, and (iii) a statement identifying the framework used by the Company’s management to evaluate the effectiveness of its financial control over financial reporting. Pages 73-74.

     Comment No. 5 – A new audit report has been issued by MSCM LLP as a result of re-auditing the restated comparative financial statements as of and for the year ended December 31, 2007.

     Comment No. 6 – There was a typo in the original disclosure and the disclosure was amended as follows:

     “The carrying amounts of deferred exploration costs on properties were not in excess of their estimated recoverable amounts.”

     Comment No. 7 – Additional disclosure made on page 33 of the financial statements. Segmented note included the following sentence “Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.”

     Comments No. 8 and 9 - There were no option payments received in 2008 and 2007. The accounting policy on page 13 was revised to delete the sentence “The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts.” The disclosure was not required.

     The reconciliation was revised in the financial statements to reconcile to net loss instead of comprehensive income (loss). See page 35 of the financial statements.

     Comment No. 10 – the audited financial statements as of and for the year ended December 31, 2007 statements have been deleted.

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NWT Uranium Corp.	Page 3

     Comment No. 11 – The certifications in Exhibits 12.1 and 12.2 have been amended to include all of the required disclosures.

     Comment No. 12 – The certifications in Exhibits 12.1 and 12.2 have been amended to remove the limitations imposed by the word “annual” in describing the reports set forth in the second and third paragraphs of the certifications.

     Comments No. 13 and 14 – In accordance with discussions with George Schuler, Mining Engineer at the SEC’s Division of Corporation Finance, all references to inferred resources or other mineralization have been deleted.

     Comments No. 15, 16, and 17 - Because the Company’s interests in the Irzaher and InGall Concessions are only through its investment in Niger Uranium, the Company does not have independently verified current information on Niger Uranium’s planned exploration activities, previous exploration activities, geology, results of recent exploration activities, and related information for Niger Uranium’s Niger properties. In accordance with discussions with George Schuler, the disclosures in the Form 20-F regarding (i) recent exploration activities, (ii) the various values obtained, and (iii) the information regarding the total exploration potential, have been deleted.

     A letter from the Company’s Chief Financial Officer, Raphael Danon, dated March 1, 2010, acknowledging the Company’s disclosure obligations, is also being transmitted.

     Please call if you have any questions.

Sincerely,

/s/ Raphael Danon

Raphael Danon
Chief Financial Officer

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